

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

<u>Via E-mail</u>
Steven R. Fife
Chief Financial Officer
Active Power, Inc.
2018 W. Braker Lane, BK 12
Austin, Texas 78758

> **Re: Active Power, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 30, 2013**
> **File No. 333-188242**

Dear Mr. Fife:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover page</u>

1. As you appear to be relying on General Instruction I.B.6 to Form S-3 to register your transaction, please revise the prospectus cover page to provide the disclosure required by Instruction 7 to General Instruction I.B.6. If you are not relying on General Instruction I.B.6, please tell us on which transaction requirement under General Instruction I.B. you are relying and provide us with your analysis as to why you believe you are able to rely on that transaction requirement.

<u>Risk Factors, page 6</u>

2. Refer to the introductory paragraph of this section. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are

inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Description of the Debt Securities, page 18

3. We note your disclosure on page 19 that you may add guarantors, consistent with the terms of your indenture. Any guarantor you decide to add would be deemed an issuer of a security. In this regard, please advise us how any such guarantor would comply with Section 5 of the Securities Act. For guidance, please refer to Securities Act Release No. 33-7649 (March 2, 1999).

Information Incorporated by Reference, page 35

4. Please include the Current Reports on Form 8-K filed on January 25, 2013 and February 19, 2013 and the Quarterly Report on Form 10-Q filed on May 3, 2013 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3.

Exhibit Index

5. We note that you have listed the Statement of Eligibility of Trustee as Exhibits 25.1 and 25.2 together with a note indicating that you will file these exhibits by amendment to the registration statement or by a report filed under the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement. Please note that you may not file the Form T-1 in a post-effective amendment to the registration statement or report filed under the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement. You may, however, rely on Section 305(b)(2) of the Trust Indenture Act of 1939 and file the Form T-1 under electronic form type "305B2." Please confirm your understanding and revise your related footnote disclosure. For further guidance, please see Question 220.01 and 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations available on our website at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director